ACME ELECTRIC CORPORATION
NEWS RELEASE
THIRD QUARTERS RESULTS FOR 1996


FOR IMMEDIATE RELEASE


              ACME ELECTRIC REPORTS THIRD QUARTER RESULTS


     EAST AURORA, N.Y., April 23, 1996 -- Acme Electric Corporation (NYSE:ACE) today reported that the thirteen-week-period ending March 29, 1996, produced sales of $23,155,000 and net income of $73,000, or $.01 per share, compared to sales of $24,184,000 and a net income of $334,000, or $.07 per share, for the comparable period of last year.
     Robert J. McKenna, Chairman and CEO, stated that, "Sales are up nine percent over last year, despite lost sales in the third quarter due to poor weather conditions in many parts of the country. We expect our commercial businesses to show continued strength in the fourth quarter. The restructured Aerospace Division continues to improve and is meeting its customer commitments effectively. Production of two new programs will commence in the fall, and we are well positioned to secure a major United States Air Force F-16 retrofit program expected to be awarded soon."
     Mr. McKenna also reported that, "The Electronics Division has successfully implemented Demand Flow Technology (DFT) in the final assembly area and, by September, will near full implementation of this major process reengineering project. The Power Distribution Products Division is mid-way through the DFT implementation process and will also complete this project in the fall. When completed, DFT will yield better quality products with shorter cycle times, and require less inventory."
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion products for electronic and electric systems for industrial, commercial, residential, and military and aerospace appli-cations. Corporate headquarters are in East Aurora, N.Y., with opera-tions in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.

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Comparative Analysis
(in thousands, except for per share data)




                                  13 Weeks  13 Weeks  39 Weeks  39 Weeks
                                   Ended     Ended     Ended     Ended
                                  3/29/96   3/31/95   3/29/96   3/31/95

Net Sales                         $23,155   $24,184   $72,511   $66,438
Net Income (Loss)                      73       334      (428)    1,426
Earnings (Loss) per share            $.01      $.07     $(.09)     $.29
Weighted Number of Shares
  Outstanding Used to Compute
  Income Per Common Share       4,949,320  4,937,221 4,953,436 4,913,167